PE
4-30-02

02027955

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
PAGE 1 OF 8 PAGES

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April, 2002

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

Huaneng Power International's Announcement on April 26, 2002, in English with respect to its achieving a net profit of RMB 794 million for the first quarter of 2002.

Huaneng Power International's Announcement on April 26, 2002, in English with respect to its board of directors resolution to invest in China Three Gorges Power Co., Ltd.

To: Business Editor
[For Immediate Release]

HUANENG POWER INTERNATIONAL, INC.
Achieved a Net Profit of RMB794 million for the First Quarter of 2002

(Beijing, China, April 26, 2002) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today announced its unaudited results for the three months ended March 31, 2002.

Under the PRC Accounting Standards, for the three months ended March 31, 2002, the Company realised net operating revenues of RMB3.853 billion and net profit of RMB794 million. The board of directors of the Company was satisfied with the operating results obtained in the first quarter of 2002.

In the first quarter of 2002, the Company completed its operating objects as a result of its focus on market orientation, efficiency as well as strengthening internal management. The Company's total power generation for the first quarter was 13.86 billion kWh on a combined basis, an increase of 8.11% over the same period of last year on the same basis. The construction work of the 2 x 600 MW coal-fired generating units of Dezhou Phase III is progressing smoothly according to the schedule.

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide. With total generation capacity of 10,813.5MW, the Company is the largest independent power producer in China.

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Encl: The unaudited summary financial information of the Company for the three months ended March 31, 2002. [The summary financial information is published under the listing regulations of the China Securities Regulatory Commission. The summary financial information was prepared in accordance with "Accounting Regulations for Business Enterprises" and "Accounting Standards for Business Enterprises" of the Peoples's Republic of China ("PRC GAAP"), which differs from the International Financial Reporting Standards ("IAS") and the accounting principles generally accepted in the United States of America ("US GAAP"). No reconciliation with IAS or US GAAP has been made in the presentation of the summary financial information.]

For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin
Huaneng Power International, Inc.
Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui
Rikes Communications Limited
Tel: (852) 2520 2201
Fax:(852) 2520 2241

UNAUDITED FINANCIAL STATEMENTS

1. Financial Statements

Condensed Consolidated Balance Sheet
As at March 31, 2002

Prepared by: Huaneng Power International, Inc. and its subsidiaries
(Amounts expressed in thousands of RMB)

Description	March 31, 2002	December 31, 2001
Total current assets	10,741,726	10,784,380
Long-term investments	240,762	247,828
Fixed assets, net	32,609,007	33,423,515
Total fixed assets	37,172,347	37,672,196
Total intangible and other assets	(1,407,740)	(1,474,695)
Total assets	46,747,095	47,229,709
Total current liabilities	9,116,947	10,042,122
Total non-current liabilities	9,226,989	9,575,762
Total liabilities	18,343,936	19,617,884
Minority interests	483,232	486,261
Total shareholders' equity	27,919,927	27,125,564
Total liabilities and shareholders' equity	46,747,095	47,229,709

Condensed Consolidated Income Statement
For the three months period ended March 31, 2002

Prepared by: Huaneng Power International, Inc. and its subsidiaries
(Amounts expressed in thousands of Rmb)

Description	For the three months period ended March 31, 2002
1. Operating revenue	3,852,626
2. Profit from principal activities	1,168,958
3. Profit from other operations	433
4. Operating expenses	(209,015)
5. Investment loss	(3,518)
6. Non-operating expenses, net	(780)
7. Taxation	(152,565)
8. Net profit	794,363

2. **Notes to the Condensed Financial Statements**
   (i) Compared with the annual report, the accounting policies, accounting estimates and the principle of consolidation adopted by the Company have no material changes in the period;
   (ii) The accounting policies adopted by the Company when preparing the quarterly financial statements have no material changes compared with those adopted in the annual report;
   (iii) There was no unconsolidated subsidiary which should be consolidated into the financial statements.

To: Business Editor
[For Immediate Release]

The Board of Directors of Huaneng Power Resolved to Invest in China Three Gorges Power Co., Ltd.

(Beijing, China, April 26, 2002) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] yesterday convened a Board Meeting in Beijing. The meeting discussed and passed a resolution to invest in China Three Gorges Power Co., Ltd. ("Three Gorges Power").

The proposed total share capital of the to-be-established Three Gorges Power is 5.5 billion shares. China Yangtze Three Gorges Project Development Corporation will contribute the net assets of Gezhouba Hydropower Plant, making up 90% of the total share capital of Three Gorges Power. The Company will act as one of the promoters, making an investment of RMB 253.57 million for obtaining 165 million shares, or 3% of the total shares, at a cost of RMB 1.536 per share. The Company plans to execute a Promoters Agreement with the other promoters in the near future.

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide. With total generation capacity of 10,813.5MW, the Company is the largest independent power producer in China.

~ End ~

For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin
Huaneng Power International, Inc.
Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui
Rikes Communications Limited
Tel: (852) 2520 2201
Fax: (852) 2520 2241

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By ____________________

Name: Wang Xiaosong
Title: Vice Chairman

Date: April 27 , 2002